EXHIBIT 1.3

                       AMENDMENT TO EMPLOYMENT AGREEMENT

         This Amendment to Employment Agreement ("Amendment"), dated as of May 13, 2003, by and between Global Entertainment Holdings/Equities, Inc. (the "Company") and Bryan Abboud ("Abboud"), hereby amends the Employment Agreement by and between the Company and Abboud, dated as of January 1, 2002 (the "Employment Agreement"). (The Company and Abboud may hereinafter be referred to individually as a "Party" or collectively as the "Parties").

                                    RECITALS

         A. On or about January 1, 2002, the Parties entered into the Employment Agreement.

         B. The Parties to the Employment Agreement now desire to amend it as specified below.

            NOW, THEREFORE, in consideration of the promises, representations, and covenants described herein, and in consideration of the recitals above, which are incorporated herein by reference, and for other good and valuable consideration, the receipt and sufficiency of which the Parties hereby acknowledge, the Parties hereby agree as follows:

1. All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Employment Agreement.

2. The Employment Agreement is hereby amended to include an additional section to read in its entirety as follows:

                                  "Paragraph 25
                                  Rights Plan.

25. The Board of Directors of the Company hereby authorizes and declares a dividend to Abboud of One Million Five Hundred Thousand (1,500,000) Preferred Share Purchase Rights (the "Rights"). Each Right entitles Abboud to purchase from the Company one share of Series A Preferred Stock at an exercise price per share equal to eighty percent (80%) of the closing trading price of the Company's common stock on the date of this Agreement, as amended (May 13, 2003), subject to customary antidilution adjustments ("Exercise Price"). Each share of Series A Preferred Stock shall have the rights, preferences and privileges set forth in the form of Certificate of Designation attached hereto as Exhibit A.

         A. Triggering Event. The Rights will become exercisable, in whole or in part, upon any of the following triggering events ("Triggering Events"). Upon the occurrence of a Triggering Event, the Company shall as soon as practicable thereafter, give Abboud written or oral notice of the occurrence of the Triggering Event.

                  (i) ten (10) days following the date on which a person or group of affiliated or associated persons adverse to the Company have acquired, or obtained the right to acquire, beneficial ownership of twenty percent (20%) or more of the then outstanding shares of common stock. For purposes of this Agreement, as amended, determination of which persons or groups of affiliated or associated persons are "adverse" to the Company is in the sole discretion of the Board of Directors; or

                  (ii) upon determination by the Board of Directors that thirty percent (30%) or more of the Company's outstanding common stock is beneficially owned by "unfriendly" shareholders. For purposes of this Agreement, as amended, determination of which of the Company's shareholders qualify as "unfriendly" is in the sole discretion of the Board of Directors.

         B. Reservation of Shares. The Company shall cause to be reserved or kept available out of its authorized and unissued Series A Preferred Stock, the number of shares of preferred shares that will be sufficient to permit the exercise in full of Abboud's outstanding Rights.

         C. Redemption of Series A Preferred Stock. The Company may, at its option and with the approval of the Board of Directors, within the two (2) year period following issuance of the Series A Preferred Stock upon exercise of the Rights, redeem the Series A Preferred Stock at a redemption price equal to one hundred percent (100%) of the closing trading price of the Company's common stock on the date of this Agreement, as amended (May 13, 2003), subject to customary anti-dilution adjustments (the "Redemption Price").

         D. Redemption by Holder. Abboud may at any time compel the Company to redeem the Series A Preferred Stock at the Redemption Price.

         E. Post-Redemption Rights. To the extent that the Employment Agreement remains effective, upon any redemption of any shares of the Series A Preferred Stock, Abboud shall automatically and immediately regain all Rights related to such shares as provided herein.

         F. Transferability. Abboud may, with prior written approval by the Company's board of directors, transfer, assign, sell, margin, hypothecate or exchange the Rights granted to him herein.

         G. Shareholder Status. Unless and until Abboud exercises some or all of the Rights, which requires tender of the appropriate Exercise Price, Abboud shall not be a holder of the Series A Preferred Stock. Any status as a Series A Preferred Stock shareholder shall be terminated upon any redemption of the Series A Preferred Stock.

         H. Administration of Rights Plan. The Board of Directors of the Company shall have the exclusive power and authority to administer this Rights Plan, and to exercise all rights and powers specifically granted to the Board or the Company, or as may be necessary or advisable for the administration of this Rights Plan. All such actions which are made by the Board in good faith shall be final, conclusive and binding on the Company and shall not subject the Board to any liability to Abboud.

         I. Assignment. This Rights Plan and all of the provisions hereof shall be binding upon and inure to the benefit of Abboud, his successors and permitted assigns."

3. Except as expressly provided in this Amendment, the terms and conditions of the Employment Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.


"COMPANY" - GLOBAL ENTERTAINMENT                      "ABBOUD" - BRYAN ABBOUD
HOLDINGS/EQUITIES, INC.


/s/ Thomas Glaza                                       /s/ Bryan Abboud
---------------------------------------------          -------------------------
Tom Glaza, Chairman of the Board of Directors           Bryan Abboud